N E W S R E L E A S E

February 3, 2015

Nevsun Delivers Significant Resource Growth from 2014 Drilling

Highlights

  Measured and indicated resources of our deposits now contain 1.2 billion pounds copper, 3.4 billion pounds zinc, 750 thousand ounces gold, and 42 million ounces silver
  Inferred resources contain an additional 237 million pounds copper , 757 million pounds zinc, 311 thousand ounces gold, and 11 million ounces silver
  Harena indicated resources approximately doubled in size
  Harena inferred resources greweighteen fold to 6.4 million tonnes with grades of 1.1% Cu and 3.7% Zn
  Bisha remains open at depth, Harena remains open at depth and along strike
  Drilling is underway at Bisha and Harena with an accelerated exploration plan for 2015
  Underground scoping assessment to begin at Bisha and Harena

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”)is pleased to announce the updated mineral resource estimate effective December 31, 2014,for the Bisha and Harena deposits.  These updated resources form the first part of the annual year end mineral reserve and mineral resource statement for 2014.The updated mineral reserve estimate will be released in our year end disclosure.

The Bisha primary indicated resource grew by 0.9 million tonnes and primary inferred resource grew 0.6 million tonnes.  This primary zone growth added indicated resources of 83 million pounds of zinc and 40 million pounds of copper and inferred resources of 96 million pounds of zinc and 21 million pounds of copper. Of even greater significance, was the exceptional growth due to the 2014 exploration drilling of the Harena primary deposit.  The Harena open pit indicated resource grew by 1.4 million tonnes adding 113 million pounds of zinc and 32 million pounds of copper and primary inferred resources increased by 6.1 million tonnes for an addition of 498 million pounds of zinc and 156 million pounds of copper.Tables 1.1 to 1.5 contain the complete mineral resource estimates for each deposit.

Cliff Davis, Nevsun CEO, commented, “Our drilling at Harena has produced a substantial increase in the total resource available for the Bisha operations and demonstrates the success of the 2014 drilling program.Since the restart of exploration here last year, the estimated cost of discovery at Harena has been approximately 2 cents perpound copper and 1 cent per pound zinc.  This tremendous cost efficiency speaks to how we approach our business practices.  As exploration continues at Harena, excellent potential remains for additional resource expansion not only at Harena, but also at our three other deposits within the Bisha VMS District.The same methodology that was applied to Harena is now being applied to the Bisha deposit as we further explore Bisha along strike and at depth.  During 2015 we will begin thescoping of underground mining at Bisha and Harena.”

Qualified Persons Statement

All mineral resources and mineral reserves estimates in this report have been prepared by the Qualified Persons described below in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum's Classification System (CIM Definition Standards for Mineral Resources and Mineral Reserves 2010).

The information in this press release that relates to mineral resources for Harena and Bisha was prepared byMatt Bampton, a Qualified Person as defined by NI 43-101.  Mr.Bamptonhas reviewed and approved the technical contents of this press release for his relevant sections.The information in this press release that relates to mineral resources for Hambok and Northwest have not changed from the previous year as there was no update.  Last year, this had been prepared by Paul Gribble, a Qualified Person as defined by NI 43-101.  Mr. Gribble hasagain reviewed and approved the technical contents of this press release for his relevant sections.

Peter Manojlovic, P.Geo., and Frazer Bourchier, P.Eng., are Nevsun's designated Qualified Persons and have reviewed and approved the contents of this press release.

A Quality Assurance/Quality Control programme was part of the sampling programme for the Bisha work. Certified reference material (standards), duplicates and blank samples are systematically inserted into the flow of drill samples and results analysed on a batch by batch basis. This programme includes a chain of custody whereby diamond drill core samples are initially crushed and subsampled at the Bisha Mine sample preparation facility and pulverised and analysed by ALS Chemex in Vancouver. Multi-element analysis is completed using ICP-AES methods; gold is analysed by fire assay with AAS finish. Reverse circulation drill samples are processed at the Bisha Mine on site laboratory, which is a member of the SGS group. Multi-element analysis is completed using AA methods with gold also analysed by fire assay.

Cautionary Notes to Investors - Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral resource estimates of the Company disclosed or incorporated by reference in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates in our Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world.Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality required to effectively operate power generators for the plant or otherwise orcosts or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2013, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2013, and the Company’s Management Discussion and Analysis for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Tel: +1 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com

Mineral Resources

The below reported Mineral Resources for Bisha and Harena are inclusive of Mineral Reserves which will be reported later in our year end disclosure.

Table 1.1 Mineral Resource Estimate (Combined Bisha, Harena, Northwest and Hambok)
Matt Bampton, MAusIMM, MAIG (Cube Consulting) and Paul Gribble, C. Eng, Effective Date: December 31, 2014

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,420	4.50		0.6	23	141,000		30	1,060
Primary Phase
Total Measured	1,420					141,000		30	1,060

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	200			7.8	3			50	20
Supergene Phase	3,560	2.58		0.5	17	202,150		60	1,970
Primary Phase	34,610	1.07	4.48	0.5	35	816,390	3,419,490	610	38,770
Total Indicated	38,370					1,018,540	3,419,490	720	40,760

Measured and Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	200			7.8	3			50	20
Supergene Phase	4,980	3.13		0.6	19	343,150		90	3,030
Primary Phase	34,610	1.07	4.48	0.5	35	816,390	3,419,490	610	38,770
Total Meas&Ind	39,790					1,159,540	3,419,490	750	41,820

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	1,120			3.9	21			141	760
Supergene Phase	1,200	1.1		0.3	3	29,000		10	100
Primary Phase	8,402	1.1	4.1	0.6	38	208,430	757,410	160	10,210
Total Inferred	10,722					237,430	757,410	311	11,070

Table 1.2 Bisha Mineral Resource Estimate
Matt Bampton, MAusIMM, MAIG (Cube Consulting), Effective Date: December 31, 2014

Measured						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,420	4.50		0.6	23	141,000		30	1,060
Primary Phase
Total Measured	1,420	4.50		0.6	23	141,000		30	1,060

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	180			9.2				50
Supergene Phase	2,540	3.01		0.6	20	169,000		50	1,640
Primary Phase	22,000	1.09	5.79	0.7	46	528,000	2,810,000	500	32,690
Total Indicated	24,720					697,000	2,810,000	600	34,330

Measured and Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	180			9.2				50
Supergene Phase	3,960	3.55		0.6	21	310,000		80	2,700
Primary Phase	22,000	1.09	5.79	0.7	46	528,000	2,810,000	500	32,690
Total Meas&Ind	26,140					838,000	2,810,000	630	35,390

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	500			5.1	23			80	360
Supergene Phase	1,100	1.1			1	27,000			30
Primary Phase	1,900	1.0	5.4	0.5	38	44,000	226,000	30	2,340
Total Inferred	3,500					71,000	226,000	110	2,730

Table 1.3 Harena Mineral Resource Estimate
Matt Bampton, MAusIMM, MAIG (Cube Consulting), Effective Date: December 31, 2014

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	20			2.5	25		0		20
Primary Phase	3,220	0.82	3.77	0.5	27	58,000	268,000	50	2,770
Total Indicated	3,240					58,000	268,000	50	2,790

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	100			4.2	33	0	0	10	90
Primary Phase	6,400	1.1	3.7	0.6	38	162,000	529,000	120	7,810
Total Inferred	6,500					162,000	529,000	130	7,900

Table 1.4 Northwest Mineral Resource Estimate
Paul Gribble, C. Eng, Effective Date: December 31, 2014

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Supergene Phase	1,020	1.47		0.2	10	33,150		10	330
Primary Phase	2,530	1.04	1.08	0.3	13	58,020	60,250	20	1,050
Total Indicated	3,550					91,170	60,250	30	1,380

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	500			3.7	18			50	300
Supergene Phase	100	0.8		3.7	19	2,000		10	70
Primary Phase	100	0.9	0.9	2.9	15	2,400	2,400	10	60
Total Inferred	700					4,400	2,400	70	430

Table 1.5 Hambok Mineral Resource Estimate
Paul Gribble, C. Eng, Effective Date: December 31, 2014

Indicated						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase
Primary Phase	6,860	1.14	1.86	0.2	10	172,370	281,240	40	2,260
Total Indicated	6,860					172,370	281,240	40	2,260

Inferred						Contained Metal
	Tonnes	Copper	Zinc	Gold	Silver	Cu	Zn	Au	Ag
Zone	('000s)%		%	g/t	g/t	('000 lbs)	('000 lbs)	('000 Oz)	('000 Oz)
Oxide Phase	20			1.5	17			1	10
Primary Phase	2	0.9	0.2	0.2	8	30	10	0	0
Total Indicated	22					30	10	1	10

Notes to be read in conjunction with the Resource tables above:

(1)	Mineral Resources are defined within an optimal Lerchs-Grossman (LG) Pit Shell, generated using metal prices for copper, zinc, gold and silver of $3.35/lb, $1.15/lb, $1,335/oz and $21/oz respectively using blocks of all Resource categories. The mining cost and total ore based cost (process, G&A and stockpile rehandle) applied was approximately 10-15% below the long term view on costs with appropriate ore haulage costs for each satellite deposit. Overall pit slopes varied from 31 deg to 44 deg for Bisha, 29 deg to 35.5 deg for Harena, from 39 to 45 for Northwest and 40 overall for Hambok (preliminary assessment). NSR cut-off ($US/t) used were:
a.	Bisha: $40.55 for Oxide Phase; $39.55 for Supergene and Primary Phase.
b.	Harena: $42.71 for Oxide Phase and $41.71 for Primary Phase.
c.	Northwest: $40.70 for Oxide Phase, $39.70 for Supergene and Primary Phase.
d.	Hambok: $44.45 for Oxide Phase and $43.45 for Primary Phase.
(2)	Net Smelter Return values were calculated for each block using all resource categories, metal prices, recoveries, appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:
a.	Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively.
b.	Harena oxide zone: a recovery of 75% was applied for gold.
c.	Bisha Supergene zone; recoveries of 85%, 54% and 74% were applied for copper, gold and silver respectively.
d.	Bisha Primary zone; recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively.
e.	Harena primary zone; recoveries to copper concentrate of 85%, 36% and 29% were applied for copper, gold and silver respectively. A zinc recovery to zinc concentrate of 72% was applied.
f.	Northwest oxide zone; recoveries of 88% and 22% were applied to gold and silver respectively.
g.	Northwest Supergene zone; recoveries of 87%, 46% and 50% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as the values are isolated on the fringes of the deposit.
h.	Northwest Primary zone; recoveries to copper concentrate of 87%, 36% and 29% were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 81%, 36% and 29% were applied for zinc, gold and silver respectively.
i.	Hambok oxide zone; recoveries of 88% and 22% were applied to gold and silver respectively.
j.	Hambok; recoveries to copper concentrate of 88%, 87%, 36% and 29% were applied for copper, zinc, gold and silver respectively. Preliminary metallurgical characterisation studies, but not full testing have been completed for Hambok.
(3)	Mineral Resources are reported within the pit shell generated using the specified commodity prices, using NSR block grade cut-off derived as above. Tonnage is rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places for copper and zinc, one decimal place for gold and zero decimal places for silver. Tonnages and grades for the Inferred category are further rounded reflecting the uncertainty that attaches to this category. Contained metal for copper and zinc are rounded to the nearest million pounds for Bisha and Harena.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metrics units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.
(6)	Stockpile tonnages are included in the total given in the tables for Bisha and Harena, with their resource category generally reflecting the underlying resource category from which they were derived.
(7)	Both the Bisha and Harena Primary Inferred Resources includes an Underground Resource. These were derived by defining a shape around contiguous blocks outside the optimized resource pit shell, where an overall NSR of $100 was achieved. The value of NSR $100 represents the processing cost plus approximately $60/t mining cost.
(8)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.